SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Solid Power, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83422N 105
(CUSIP Number)

Douglas Campbell
486 S. Pierce Ave., Suite E
Louisville, CO
(303) 219-0720
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

James Liebscher
Chief Legal Officer
Solid Power, Inc.
486 S. Pierce Avenue, Suite E
Louisville, CO 80027
(303) 219-0720

August 19, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422N 105

1	NAMES OF REPORTING PERSON Douglas Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,220,202(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,220,202(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,220,202(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 10,080,991 shares of common stock of Solid Power, Inc. (“Common Stock”) and 139,211 shares of Common Stock issuable upon exercise of options.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Mr. Campbell by (b) the sum of (i) 174,545,062 shares of Common Stock outstanding as of August 5, 2022 as disclosed in Solid Power, Inc’s Form 10-Q filed on August 10, 2022 and (ii) 139,211 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options that have vested or are scheduled to vest within 60 days of the date of this Amendment No. 3 and held by Mr. Campbell.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed to amend the statement on Schedule 13D filed by Douglas Campbell (the “Reporting Person”) on December 15, 2021 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on January 13, 2022, as amended by Amendment No. 2 to the Original Statement filed on June 28, 2022 (as so amended, the “Schedule 13D”), and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Solid Power, Inc. (f/k/a Decarbonization Plus Acquisition Corporation III), a Delaware corporation (the “Issuer”).

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Amendment No. 3, the Reporting Person beneficially owns an aggregate of 10,220,202 shares of Common Stock, or approximately 5.5% of the Issuer’s Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 174,545,062 shares of Common Stock outstanding as of August 5, 2022, which equals the number of shares of Common Stock as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022, plus 139,211 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options that have vested or are scheduled to vest within 60 days of the date of this Amendment No. 3 and held by Mr. Campbell.

(b) The Reporting Person has sole voting and dispositive power with respect to 10,080,991 shares of Common Stock and 139,211 shares of Common Stock issuable upon exercise of options that have vested or are scheduled to vest within 60 days of the date of this Amendment No. 3.

(c) The following table details the transactions by the Reporting Person during the past 60 days on or prior to the Reporting Date and which were not previously disclosed in a prior Amendment. The Reporting Person sold shares during an open trading window in order to obtain liquidity necessary to satisfy expected tax obligations arising from the exercise by the Reporting Person of stock options in January 2022 that were set to expire in February 2022.

Date of Transaction	Description of Transaction	Amount of Securities	Price per Share
August 19, 2022	Open-Market Sale	250,000	$6.88	(1)
August 22, 2022	Open-Market Sale	250,000	$6.70	(2)
August 23, 2022	Open-Market Sale	250,000	$6.50	(3)
August 24, 2022	Open-Market Sale	270,000	$7.08	(4)
August 25, 2022	Open-Market Sale	250,000	$6.94	(5)
August 26, 2022	Open-Market Sale	260,000	$6.82	(6)

(1)        This transaction was executed in multiple trades at prices ranging from $6.80 to $6.975. The price reported above reflects the weighted average price.

(2)        This transaction was executed in multiple trades at prices ranging from $6.60 to $6.87. The price reported above reflects the weighted average price.

(3)        This transaction was executed in multiple trades at prices ranging from $6.335 to $6.865. The price reported above reflects the weighted average price.

(4)        This transaction was executed in multiple trades at prices ranging from $6.47 to $7.35. The price reported above reflects the weighted average price.

(5)        This transaction was executed in multiple trades at prices ranging from $6.935 to $7.29. The price reported above reflects the weighted average price.

(6)        This transaction was executed in multiple trades at prices ranging from $6.745 to $7.02. The price reported above reflects the weighted average price.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2022

Douglas Campbell

By:	/s/ Douglas Campbell
Name: Douglas Campbell